March 27, 2006
By EDGAR and Facsimile (202) 772-9368
Securities and Exchange Commission
Division of Corporation Finance
100 F St., N.E.
Washington, D.C. 20549
Attention: Carmen Moncada-Terry

Re:	Delta Petroleum Corporation Registration Statement on Form S-4 (the “Registration Statement”) File No. 333-130672
Dear Ms. Moncada-Terry:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Delta Petroleum Corporation (the “Company”), hereby requests that the effective date of the Registration Statement, as amended, be accelerated so that the same will become effective at 1:00 p.m. Eastern Time on Tuesday, March 28, 2006 or as soon thereafter as practicable.
     In connection with this request pursuant to Rule 461, the Company acknowledges the following:
     (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
     (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
     (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please advise the undersigned at (303) 575-0349 or Ryan Arney of Davis Graham & Stubbs LLP, at (303) 892-7373, when the order declaring the Registration Statement effective is signed.
Very truly yours,
/s/ Stanley F. Freedman
Stanley F. Freedman
Executive Vice President, General Counsel and
Corporate Secretary
cc: Ryan C. Arney